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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)*

                             Aden Enterprises, Inc.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   006852-20-6
                                 (CUSIP Number)

                               Thomas G. Woolston
                             8408 Washington Avenue
                              Alexandria, VA 22309
                                 (703) 619-0221
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

           Neil R.E. Carr, Esq., De Martino Finkelstein Rosen & Virga
               1818 N Street NW, Suite 400, Washington, D.C. 20036
                                 (202) 659-0494

                                February 24, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 006852-20-6                                      PAGE 2 OF 9
________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                MercExchange, LLC
                             IRS ID. No.: 52-2061850
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
                                       OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Commonwealth of Virginia, United States of America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                                      58,000,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                                             0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                                        58,000,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                                      0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                58,000,000 Shares
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                                                          25.04% of Common Stock
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
                                       CO
________________________________________________________________________________

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CUSIP NO. 006852-20-6                                      PAGE 3 OF 9

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                               Thomas G. Woolston
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
                                       OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

                 Thomas G. Woolston - United States of America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                                      58,000,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                                             0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                                        58,000,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                                      0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                               58,000,000 Shares
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
                                                          25.04% of Common Stock
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
                                       IN
________________________________________________________________________________

CUSIP NO. 006852-20-6                                      PAGE 4 OF 9

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of securities to which this filing relates is common stock, no par value (the "Common Stock"), of Aden Enterprises, Inc., a California corporation (the "Company"). The Company's principal executive office is located at 13314 I Street, Omaha, Nebraska 68137.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by MercExhange, LLC, a Virginia limited liability company ("MercExchange"), and Thomas G. Woolston, an individual. Mr. Woolston is the managing member of MercExhange and owns and controls a majority of its membership interests. MercExchange and Mr. Woolston shall be collectively referred to as the "Reporting Person." MercExchange's principal business address is 110 S. West Street, Alexandria, Virginia 22314. Mr. Woolston's principal business address is 8408 Washington Avenue, Alexandria, Virginia 22309. MercExchange is in the business of owning and developing patent applications for, among other things, the internet market. Mr. Woolston is a self-employed attorney.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. MercExchange is a limited liability company organized in the Commonwealth of Virginia. Mr. Woolston is a United States citizen.

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CUSIP NO. 006852-20-6                                      PAGE 5 OF 9

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 24, 2000, MercExchange acquired 58,000,000 shares of Common Stock of the Company (the "Shares") upon the transfer to the Company of all of the outstanding shares of common stock of MercTravel, Inc. ("MercTravel"), a then wholly-owned subsidiary of MercExchange. The exchange transaction was effected pursuant to the terms of an Exchange Agreement, dated January 24, 2000, between the Company and MercExchange. Pursuant to a Transfer Agreement, dated January 7, 2000, between MercExchange and MercTravel, MercExchange had granted to MercTravel an exclusive license to utilize MercExchange's patents in the internet online travel sector. The acquired shares represent approximately 25.04% of the number of total outstanding shares of the Company. The membership interests of MercExchange are majority owned by Mr. Woolston. Also, Mr. Woolston is the managing member of MercExchange. Accordingly, Mr. Woolston may be deemed to control MercExchange. The Shares received by MercExchange were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended ("1933 Act"), contained in Section 4(2) thereof.

         In addition, pursuant to the terms of a Capital Contribution Agreement, dated October 30, 1999, between the Company and MercExchange, the Company purchased a 10% ownership interest in MercExchange in consideration of the issuance of two promissory notes in the aggregate principal amount of $4,000,000. MercExchange also granted to the Company a two year option to purchase an additional 5% of MercExchange for $3,000,000. As of the date hereof, the Company has not exercised the foregoing option.

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CUSIP NO. 006852-20-6                                      PAGE 6 OF 9

         Furthermore, pursuant to the terms of an Option Agreement, dated January 7, 2000, MercExchange granted to the Company an option to acquire a non-exclusive license to certain pending and issued patents that it owns in connection with the use and operation of the internet market and auctions. The Company paid MercExchange the sum of $35,000 as partial consideration for such option and agreed to pay MercExchange an annual payment of the greater of (1) the first $50,000 of any of gross transactions collected or earned from any third party or (2) a 1.5% continuing royalty of gross transactions generated by each vertical market sector. As of the date of filing hereof, the Company has exercised the option to acquire a non-exclusive license with respect to the internet operations of a majority-owned subsidiary of the Company called Leftbid.com, Inc., a Nevada corporation, and with respect to the internet operations of a majority-owned subsidiary called Navlet.com, Inc., a Nevada corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

         The immediate purpose of the acquisition by MercExchange was to transfer to the Company all of the outstanding common stock of MercTravel, a wholly-owned subsidiary of MercExchange. MercExchange had previously licensed to MercTravel certain patents in the internet travel market. The transfer was effected pursuant to the terms of an Exchange Agreement, dated January 24, 2000, by and between the Company and MercExchange. In connection therewith and pursuant to the terms of a Registration Rights Agreement between the Company and MercExchange, the Company granted to MercExchange certain piggy-back and demand registration rights.

         The Reporting Person intends to continually assess the market for the Common Stock as well as the Company's financial position and operations. The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time, or at any time, to sell or otherwise dispose of some or all of the shares of Common Stock owned by the Reporting Person, subject to compliance with the Securities Act of 1933 and applicable state law. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

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CUSIP NO. 006852-20-6                                      PAGE 7 OF 9

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). MercExchange and Mr. Woolston, by virtue of his relationship to MercExchange, each may be deemed to be the beneficial owner of the 58,000,000 shares or 25.04% of the total outstanding shares of Common Stock of the Company (based upon the number of shares of the Company's Common Stock represented by the Company to be outstanding in its Form 10-Q for the quarter ended January 31, 2000). All of the Shares were acquired by MercExchange, effective February 24, 2000, upon the sale to the Company of all of the common stock of MercTravel, Inc., a then wholly-owned subsidiary of MercExchange. Mr. Woolston is the managing member of MercExchange and owns and controls a majority of the membership interests in MercExchange, a Virginia limited liability company. Accordingly, Mr. Woolston would have the power to direct the voting and disposition of any shares of the Company's Common Stock acquired by MercExchange, and as such Mr. Woolston may be deemed, under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own any shares of Common Stock which MercExchange may be deemed to own.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

CUSIP NO. 006852-20-6                                      PAGE 8 OF 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -- Joint Filing Agreement, dated May 23, 2000.

Exhibit 2 -- Exchange Agreement, dated January 24, 2000, by and between the
             Company and MercExchange, LLC.

Exhibit 3 -- Registration Rights Agreement between the Company and
             MercExchange, LLC.

Exhibit 4 -- Transfer Agreement, dated January 7, 2000, by and between
             MercExchange, LLC and MercTravel, Inc.

Exhibit 5 -- Option Agreement, dated January 7, 2000, between the Company and MercExchange, LLC.

Exhibit 6 -- Capital Contribution and Sale Agreement, dated October 30,
             2000, between the Company and MercExchange, LLC.

CUSIP NO. 006852-20-6                                      PAGE 9 OF 9

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           MERCEXCHANGE, L.L.C.

Dated: May 23, 2000                        By:        /s/ Thomas G. Woolston
                                                      --------------------------
                                                      Thomas G. Woolston
                                           Its:       Managing Member

                                           THOMAS G. WOOLSTON


Dated: May 23, 2000                        Signed:    /s/ Thomas G. Woolston
                                                      --------------------------